ROID GROUP, INC.

10827 Cloverfield Pt.

San Diego, CA 92131

Amanda Ravitz

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

November 3, 2015

Re: ROID Group, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed October 8, 2015

File No. 333-201836

Dear Ms. Ravitz,

This letter sets forth the response of ROID Group, Inc. (“ROID” or the “Company”) to the Staff’s comment letterreceived October 23, 2015.  Further, we have filed an Amendment No. 5 to the Registration Statement on Form S-1 filed February 13, 2015, to address the comments as referenced in our responses below.

Our future success may be dependent upon our obtaining licenses…, page 12

1.

We note from your revised disclosure in response to prior comment 1 that you will rely on the “date of invention” to protect intellectual property rights relating to your manufacturing processes. Please further revise your disclosure to clarify how the date of invention will offer protection for those rights. Please also clarify if by “date of invention” you are using a legal term that is related to the granting of patents and how your date of invention would benefit you in countries that employ a first to file patent process.

Response: The Company has updated this risk factor to state that the Company will rely on the use of Trade Secrets and confidentiality agreements and has added two additional risk factors as to the risks of relying upon Trade Secrets.

Products, page 33

2.

We note your response to prior comment 5. Given your disclosure that you originally discovered the water-based manufacturing methods while working as lecturers and researchers at a university, please provide us with an analysis of why you believe that no third parties have any rights or interests in your intellectual property. Include any risk factor disclosure as appropriate.

Response:Dr. Dokyung Kim, developed the concept before he was working at the University and he finished the work on his own, as a type of personal hobby or personal interest, outside the scope of his employment agreement with the University and without using University resources. Therefore, because the discovery was before he was employed at the University, because he didn’t use University resources and developed it all on his own time and with his own resources Dr. Kim and ROIDare the only ones who have any rights to the water based manufacturing methods for Quantum Dots.

ROID Group, Inc.

/s/ Dr. Kwanghyun Kim

Dr. Kwanghyun Kim – CEO and Director